October 8, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mr. Jeff Jaramillo

Re:	NetLogic Microsystems, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed February 26, 2010

Form 10-K/A for the fiscal year ended December 31, 2009

Filed March 24, 2010

File No. 000-50838

Dear Mr. Jaramillo:

We submit this letter in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated September 28, 2010 concerning our Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2009. For ease of reference, the text of each of the Staff’s numbered comments has been provided herein in italics. Our response follows the numbered comments.

Form 10-K/A for the fiscal year ended December 31, 2009

Financial Statements, page 53

Consolidated Balance Sheets, page 53

1.	Reference is made to other liabilities as reported at December 31, 2009. Considering that other liabilities increased from approximately $9.1 million at December 31, 2008 to approximately $34.2 million at December 31, 2009, please provide us with a description of the nature and amounts of each component in the other liabilities balance of approximately $34.2 million at December 31, 2009. If any component, in the other liabilities balance, is in excess of 5 percent of total liabilities, please revise future filings to comply with Rule 5-02.24 of Regulation S-X.

Response:

We will revise future filings to include the following table which sets forth the components in other liabilities at December 31, 2009 and 2008:

	December 31, 2009	December 31,2008
Income taxes	$34,002	$8,871
Other	212	238

Other liabilities, long-term	$34,214	$9,109

Income taxes relate to our accounting for uncertainty in tax positions in accordance with ASC 740. The income taxes balance represents uncertainty in tax positions not recorded as an offset to deferred tax assets.

Item 11. Executive Compensation, page 96

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

The Company operates as a single integrated business unit and is not required to use segment reporting. All employees, including executive officers, are compensated in a similar manner based largely on the performance and success of the Company and its subsidiaries taken as a whole. The Company implemented compensation policies and practices in 2009 that were consistent with the compensation philosophy articulated by the Compensation Committee of the Board of Directors and the full board and substantially similar to those in effect in prior years, as well as the current fiscal year.

After reviewing our compensation policies and practices for 2009, the Compensation Committee concluded that they are not reasonably likely to have a material adverse effect on the Company. As a consequence, we concluded that no disclosure was required in response to Item 402(s) of regulation S-K in our Form 10-K/A or proxy statement. In reaching that conclusion, the Compensation Committee reviewed all of our compensation programs, which include base salaries, cash bonus and equity compensation programs.

Base salaries are paid in fixed amounts and thus do not encourage risk taking. For 2009, the Company had two bonus programs: one for executives and other employees payable in one lump sum after completion of the fiscal year (the “Annual Bonus Program”), and a second for certain non-executive sales and marketing employees payable on a quarterly basis (the “Quarterly Bonus Program”). The Annual Bonus Program consisted of a total bonus pool equal to a percentage of the Company’s annual income determined using certain non-GAAP financial measures. The total amount in the pool for 2009 was subject to the approval of the Compensation Committee and the Board of Directors. Individual bonuses were paid based on a broad variety of factors with an emphasis on the performance of the entire executive management team in relation to the Company’s overall strategic performance for the entire year. For example, for 2009 the Compensation Committee considered the accomplishments achieved during the year that would result in a long term benefit to the Company, including the purchase of the network search engine business of Integrated Device Technology, Inc., the acquisition of RMI Corporation, the successful introduction of new products and transition of products to 55 nanometer technology and 40 nanometer technology, and the growth in the Company’s patent portfolio. Additionally, the Compensation

Committee assessed the financial success of the Company for the entire year in which the Company achieved 25% year-over-year revenue growth, 25% non-GAAP operating income and greater than 65% non-GAAP gross product margins. The Quarterly Bonus Program pays individual employees quarterly cash bonuses based on their individual and group goals set by management such as the completion of engineering projects and obtaining new design wins with long-term strategic customers and programs. All of the achievements that formed the basis for the determination of bonus payments under the Annual Bonus Program and the Quarterly Bonus Program pertained to the overall success of the Company through research and development and innovation that led to new competitive products, expansion of the markets addressed by the Company’s products, manufacture and delivery of the high quality products that our customers desire, and high operating gross margins. These efforts entail risks typical of those faced by participants in the Company’s industry and successful execution reduces, not increases, the risks to the Company. Thus, compensating individuals who contribute to the Company’s success is not reasonably likely to have a material adverse effect on the Company.

The Company also paid our Senior Worldwide Vice President of Sales, Ms. Marcia Zander, a commission of 0.1% on all product sales in fiscal year 2009, which the Compensation Committee believes is a key element of Ms. Zander’s 2009 total compensation package. This type of commission arrangement is typical in the Company’s industry. In addition, to the Company’s confidence in Ms. Zander’s management of the sales function, there are in place a number of significant financial and other controls that are intended to prevent commission-based sales compensation arrangements from creating risks that are reasonably likely to have a material adverse effect on the Company.

The Company’s widespread use of long-term compensation consisting of stock options and restricted stock units focuses recipients on the achievement of the Company’s longer-term goals. For example, the stock options and restricted stock units granted to our executives in 2009 will not vest until 2012, and the stock options and restricted stock units granted to our non-executive employees vest in increments over four years from the date of grant. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to the Company’s stock price, and the use of multi-year vesting schedules help to align our employees’ interests even more closely with those of our long-term investors.

Form 10-Q for the period ended June 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

Comparison of Six Months Ended June 30, 2010 with Six Months Ended June 30, 2009, page 27

Revenue, Cost of Revenue and Gross Profit, page 27

3.

We note that your revenue for the six months ended June 30, 2010 has approximately tripled as compared to the same period ended June 30, 2009 and noted your disclosure is primarily a discussion of the increases in sales to major customers’ year over year. In light of the significant increase in revenue, your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items, disclosed in your statement of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, i.e., such as price changes and / or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A in future filings. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretative Release No. 33-8350. Please provide us with your revised proposed disclosure as part of your response.

Response:

The Company operates as one operating and reportable segment and does not generally report or discuss results by product family or historical pre-acquisition results of businesses acquired. This kind of information is sometimes competitively sensitive and misleading to investors because the Company manages revenue and profitability on the whole and there may be many reasons, which may be immaterial to investors, why the product mix and average selling prices by product might fluctuate from one period to the next. When such fluctuations are material and result from a known trend or uncertainty that we expect will have a material favorable or unfavorable impact on revenues or income from continuing operations we will describe them. Or if they reflect material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition, we understand our obligation to discuss them. To respond to the Staff’s comment we advise you that $71.0 million of the $118.4 million of increased revenue for the first half of 2010 compared with the same period in 2009 came from products the Company acquired in the IDT NSE acquisition and the RMI acquisition. We believe this was implicit in other disclosures in the report and in other recent filings of the Company including its Form 10-K/A for the year ended December 31, 2009, and our Form 10-Q for the quarter ended June 30, 2010, as well as our definitive proxy statements filed on September 30, 2009, prospectus filed on March 26, 2010 and current reports on Form 8-K filed on July 29, 2009, November 5, 2009 and March 24, 2010, which provided historical and pro forma combined revenues and other financial information related to our acquisitions in 2009. Nevertheless, we could provide revised disclosure in future filings for the next quarter and year to state for revenue and other individual line items covered by the discussion, the percentage of the total increase that resulted from these recent significant acquisitions to the extent they are meaningful. For example, in the discussion of revenue we could add that “revenues from products that we acquired in the IDT acquisition and RMI acquisition represented approximately 60% of the increase from the six-months in the prior year.”

Change in Contingent Earn-Out Liability, page 27

4.	We note from your disclosure that the approximately $50.4 million change for the six months ended June 30, 2010 in estimated contingent earn-out liability payable to the former holders of RMI capital stock was due to an increase in the probability weighted estimated achievement of the revenue earn-out target from approximately 80% at December 31, 2009 to approximately 92% at June 30, 2010, as well as an increase in the market price of your common stock. Given the significant change of $50.4 million to your contingent earn-out liability for the interim period ended June 30, 2010, please explain in further detail the nature and specific timing of the events or circumstances that occurred during the six months ended June 30, 2010 that resulted in your change in the probability weighted estimated achievement of the revenue earn-out target from approximately 80% at December 31, 2009 to approximately 92% at June 30, 2010.

Response:

Management’s expectations for revenue achievement over the earn-out period as of December 31, 2009, March 31, 2010 and June 30, 2010 were as follows:

	December 31, 2009 estimate	March 31, 2010 estimate	June 30, 2010 estimate
Earn-out revenue achievement	80%	91%	92%

The estimated earn-out liability was based on the Company’s probability assessment of RMI revenue achievements during the earn-out period. In developing its initial estimates, the Company considered the revenue projections of RMI management, RMI’s historical results, and general macroeconomic environment and industry trends. The Company estimated a probability-weighted revenue achievement of approximately 80% of target in its purchase accounting of the RMI acquisition which was completed on October 30, 2009. During the fourth quarter of fiscal 2009, the Company recorded two months of RMI revenue which were in line with the initial estimate and hence, did not adjust the estimated percentage of revenue target achievement as of December 31, 2009.

During the first quarter of fiscal 2010, new orders received from our customers for the acquired RMI products grew significantly from the previous quarter and at a rate higher than expected. Additionally, some of our larger customers’ new product introductions which used the new RMI products were ramping into volume production at higher volumes than originally anticipated. These factors caused us to revise our revenue forecast in March 2010 from approximately 80% achievement to approximately 91% during the first quarter of fiscal 2010. Due to the significance of the change in estimates, we reported the revised outlook in our Form 8-K report dated March 24, 2010.

During the second quarter of fiscal 2010, customer orders continued to grow but not as rapidly. Based on information available in June 2010 our probability weighted estimated earn-out achievement was revised to approximately 92% compared to approximately 91% in the previous quarter.

In addition to our response to the Staff’s comment noted above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or additional comments regarding this response to the Staff’s comments, or our Form 10-K/A for the fiscal year ended December 31, 2009, please contact me at 408-454-3008 or Roland Cortes at 408-454-3004.

Sincerely,

/s/ Mike Tate
Mike Tate Vice President and Chief Financial Officer

cc:	Roland Cortes, Vice President, General Counsel and Secretary